SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 3, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Press release announcing the results for the three and nine-month periods ended September 30, 2005 and 2004.

TGS Reports Results for the Third Quarter

and Nine-Month Period ended September 30, 2005

FOR IMMEDIATE RELEASE: Thursday, November 3, 2005

Buenos Aires, Argentina – The effect of the Argentine Peso revaluation on the Company’s dollar-denominated debt, together with the impact of a non-cash gain attributable to deferred income tax, mostly explain the net income of Ps. 209.1 million, or Ps. 0.263 per share (Ps. 1.316 per ADS) for the nine-month period ended September 30, 2005, reported today by Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2). The net income for the nine-month period ended September 30, 2005 compares to a net income of Ps. 69.2 million, or Ps. 0.087 per share (Ps. 0.435 per ADS) for the same period of 2004.

Net income for the third quarter of 2005 was Ps. 52.1 million or Ps. 0.066 per share (Ps. 0.328 per ADS) which compares to Ps. 21.4 million or Ps. 0.027 per share (Ps. 0.135 per ADS) obtained during the same quarter of last year. The positive variation is mainly due to lower interest expenses in 2005 quarter.

Third Quarter 2005 vs. Third Quarter 2004

Total net revenue for the third quarter of 2005 increased to Ps. 270.4 million from the Ps. 261.5 million reported in the same quarter of 2004.

Gas transportation revenue for the third quarter 2005 was Ps. 116.1 million, a 4.5% increase over the third quarter 2004. The increase was basically the result of new firm transportation contracts for a capacity of 2.9 million cubic meters per day (102.4 thousand cubic feet per day) related to the San Martín pipeline expansion which became operational in July and August 2005. This expansion was mostly financed by the Gas Trust that had been created by the Argentine Government. TGS invested approximately US$ 33 million in the expansion and collects a portion of the revenues generated by these new firm transportation contracts.

Revenues for gas transportation services are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”). Gas transportation service represents approximately 43% and 42% of the Company’s total revenue for the third quarter of 2005 and 2004, respectively.

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, ended the convertibility monetary regime in Argentina that lead to the ensuing “pesification” of regulated tariffs at an exchange rate of USD 1=Ps. 1, as well as prohibited the application of variations in local and international indexes, or any other type of adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

Natural gas liquids (“NGL”) production and commercialization revenues for the third quarter 2005 were Ps. 137.9 million, a 1.5% increase with respect to the third quarter 2004.  Higher revenue was mainly due to a rise in international reference prices.

NGL production and commercialization accounted for approximately 51% and 52% of total revenue for the third quarter of 2005 and 2004, respectively. NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of certain clients.

Other services revenues for the third quarter 2005 were Ps. 16.4 million, compared to the Ps. 14.6 million earned in the same period of 2004. This increase is mainly due to higher midstream and telecommunication services sales reported in the third quarter of 2005, which increased by Ps. 1.5 million and Ps. 1.0 million, respectively.

The other services segment mainly includes midstream and telecommunication activities and its share in the Company’s total revenue was approximately 6% for the third quarter of 2005 and 2004. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses were Ps. 157.7 million, an 11.4% increase when compared to the third quarter of 2004.  This increase is basically attributable to: (i) a Ps. 7.0 million rise in NGL production costs, largely due to the higher prices for natural gas in the 2005 quarter, and (ii) a Ps. 4.2 million increase in the pipeline maintenance cost.

For the third quarter 2005, the Company reported a net financial expense amounting to Ps. 60.9 million compared to Ps. 86.3 million in the same 2004 quarter.  The positive variation of Ps. 25.4 million in the third quarter was principally due to a lower interest expense generated primarily by: (i) a Ps. 10.4 million accrual for interest penalties on defaulted debt (which was fully restructured in December 2004) in the third quarter of 2004 and (ii) lower indebtedness in 2005, the impact of which was an interest expense reduction of Ps. 9.2 million.

Other expenses, net decreased from Ps. 9.3 million in the third quarter of 2004 to Ps. 1.6 million in the same period of 2005. This variation is principally due to the accrual registered in the 2004 quarter for Ps. 6.5 million, regarding a resolution from the Argentine Supreme Court, in a litigation filed by Gas del Estado S.E. (a company in liquidation) against TGS, related to transferred assets upon the privatization of that company.

For the third quarter 2005, TGS reported a Ps. 0.3 million positive charge in income tax expenses, which represented a Ps. 2.7 million positive variation compared to the same period of 2004, due principally to a higher reversal of the tax loss carry-forward allowance of Ps. 11.4 million in the 2005 period, but partially offset by higher income tax accrual of Ps. 8.6 million in the same period.

Nine-Month Period ended September 30, 2005 vs. Nine-Month Period ended September 30, 2004

TGS posted in the nine-month period ended September 30, 2005 total net revenue of Ps. 736.3 million in comparison to the Ps. 741.2 million earned in the same period of 2004.

Gas transportation revenue for the nine-month period ended September 30, 2005 was Ps. 339.1, a 4.2% increase compared to Ps. 325.5 million earned in the same period of 2004. This increase primarily reflects additional firm transportation services amounting to Ps. 11.2 million, including Ps. 4.1 million generated by the San Martín pipeline expansion mentioned above.

The NGL production and commercialization segment decreased to Ps. 350.9 million in the nine-month period ended September 30, 2005 from Ps. 375.3 million for the same period of the previous year, representing a 6.5% reduction, as a consequence of the 15% fall in volumes sold (mainly caused by insufficient natural gas offer from producers in the first half of 2005), partially mitigated by increases in international reference prices.

In the nine-month period ended September 30, 2005, other services revenues amounted to Ps. 46.3 million, a 14.6% increase compared to the same period of 2004. This increase is mainly due to the effect of additional services being provided, including: (i) a Ps. 3.8 million increase in midstream and (ii) a Ps. 3.5 million increase in the telecommunication services.

Costs of sales and administrative and selling expenses for the nine-month period ended September 30, 2005 rose by Ps. 30.1 million, from Ps. 399.2 million in the same period of 2004 to Ps. 429.3 million in the 2005 period. This variation is mostly attributable to: (i) a Ps. 12.1 million increase in NGL production costs, due basically to rises in the price of natural gas, (ii) a Ps. 6.4 million rise in labor costs and (iii) a Ps 3.3 million increase in taxes on exports, basically due to the rate increase from 5% to 20%, effective May 2004.

Net financial expense decreased significantly from Ps. 246.5 million, reported for the nine-month period ended September 30, 2004, to Ps. 92.5 million reported for the 2005 period.  The positive variation of Ps. 154.0 million was principally due to: (i) an appreciation of the Argentine Peso in the 2005 period, resulting in exchange rate income of Ps. 52.5 million, (ii) a devaluation of the local currency against the US dollar in the 2004 period, which generated an exchange rate loss of Ps. 37.6 million and (iii) a Ps. 28.3 million accrual for interest penalties on defaulted debt (which was fully restructured in December 2004) in the nine-month period of 2004.

Other expenses, net decreased by Ps. 7.1 million in the nine-month period ended September 30, 2005, when compared to the same period of 2004. This variation is mainly attributable to the accrual registered in the 2004 period for Ps. 6.5 million, from a resolution by the Argentine Supreme Court, as mentioned above.

For the nine-month period ended September 30, 2005, the Company reported a Ps. 4.3 million income tax expense, which represents a Ps. 10.6 million decrease compared to the same period of 2004, due principally to a higher reversal of the tax loss carry-forward allowance of Ps. 46.1 million in the 2005 period, but partially offset by a higher income tax accrual of Ps. 35.9 million in the same period.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2005 amounted to Ps. 377.4 million. These funds were applied as follows: (i) Ps. 133.7 million to investment activities, (ii) Ps. 137.3 million to financing activities and (iii) the remainder to increasing TGS’s cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached table for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.4 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one of its subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the third quarter and nine-month period ended September 30, 2005 and 2004
(In million of constant Argentine pesos as of February 28, 2003 [(1)], except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	3rd. Quarter		Nine Months	
	2005	**2004**	**2005**	**2004**
Net Revenues	**270.4**	**261.5**	**736.3**	**741.2**
Gas transportation	116.1	111.1	339.1	325.5
NGL production and commercialization	137.9	135.8	350.9	375.3
Other services	16.4	14.6	46.3	40.4
Operating Costs	**(135.8)**	**(119.3)**	**(371.7)**	**(346.1)**
Operation and maintenance	(87.0)	(72.4)	(226.8)	(206.0)
Depreciation and amortization expenses	(48.8)	(46.9)	(144.9)	(140.1)
Gross Operating Profit	**134.6**	**142.2**	**364.6**	**395.1**
Administrative and Selling Expenses	(21.9)	(22.3)	(57.6)	(53.1)
Operating Income	**112.7**	**119.9**	**307.0**	**342.0**
Other Expense, net	(1.6)	(9.3)	(3.6)	(10.7)
Equity in Earnings / (Losses) of non consolidated subsidiaries	1.6	(0.5)	2.5	(0.7)
Net Financial Expense	(60.9)	(86.3)	(92.5)	(246.5)
Net Income before Income Tax	**51.8**	**23.8**	**213.4**	**84.1**
Income Tax	0.3	(2.4)	(4.3)	(14.9)
Net Income	**52.1**	**21.4**	**209.1**	**69.2**
Earnings per share	0.066	0.027	0.263	0.087
Earnings per ADS	0.328	0.135	1.316	0.435

Operating Data

Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,500.3	2,284.8	2,373.1	2,238.9
Average deliveries	2,556.8	2,362.5	2,330.8	2,210.7
Processing sales (thousand of short tons)				
Ethane	96.5	92.3	273.7	294.3
Propane and Butane	133.0	137.3	354.5	444.0
Natural Gasoline	26.0	27.9	73.0	87.5

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2005 and 2004

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Nine-month period ended September 30, 2005	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	339.1	350.9	46.3	-	736.3
Operating income (loss)	158.7	156.7	14.4	(22.7)	307.1
Depreciation of PP&E	104.9	21.9	10.2	1.7	138.7
Additions to PP&E	115.0	12.0	3.2	2.6	132.8
Identifiable assets	3,897.6	444.2	215.8	599.9	5,157.5
Identifiable liabilities	49.7	50.9	5.4	2,635.8	2,741.8

Nine-month period ended September 30, 2004
Net revenues	325.5	375.3	40.4	-	741.2
Operating income (loss)	155.1	202.9	7.5	(23.5)	342.0
Depreciation of PP&E	101.0	20.7	10.5	3.4	135.6
Additions to PP&E	41.5	6.9	2.3	1.8	52.5

Year ended December 31, 2004
Identifiable assets	4,004.4	452.3	194.9	493.9	5,145.5
Identifiable liabilities	68.6	43.5	4.8	2,822.0	2,938.9

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2005 and 2004

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

	Nine-Month Period Ended September 30, 2005	Nine-Month Period Ended September 30, 2004
Generated by Assets
Interest	11.4	4.8
Foreign exchange (loss) / gain	(10.6)	22.5
Others	0.2	(6.3)
Total	1.0	21.0
Generated by Liabilities
Interest expense	(146.6)	(192.9)
Foreign exchange gain / (loss)	63.1	(60.1)
Intangible assets amortization	-	(4.9)
Others	(10.0)	(9.6)
Total	(93.5)	(267.5)

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the Nine-Month Periods ended September 30, 2005 and 2004

	Nine-Month Periods ended September 30,	
	2005	2004
Cash flows provided by operating activities		
Net income for the period	209.1	69.2
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	138.7	135.6
Amortization of intangible assets	7.9	12.8
Consumption of materials	18.5	13.5
Allowances	(0.4)	(8.2)
Equity in (earnings) losses of affiliate	(2.5)	0.7
Interest expense accrual	146.5	192.9
Interest expense paid	(119.7)	-
Income tax accrued	4.3	14.8
Asset tax paid	(14.3)	(19.5)
Result for inflation and foreign exchange (earnings) loss	(61.0)	65.4
Changes in assets and liabilities:		
Trade receivables	2.8	(47.5)
Other receivables	58.3	(78.3)
Inventories	(2.9)	1.5
Accounts payable	(15.8)	17.6
Payroll and social security taxes	(0.4)	(1.1)
Taxes payable	10.4	28.8
Other liabilities	(2.2)	(8.8)
Others	0.1	(17.0)
Cash flows provided by operating activities	**377.4**	**372.4**
Cash flows used in investing activities		
Desinvestment in affiliated company	2.1	-
Capital contributions in affiliated company	(0.1)	-
Additions to property, plant and equipment	(135.8)	(58.4)
Cash flows used in investing activities	**(133.8)**	**(58.4)**
Cash flows (used in) / provided by financing activities		
Advance payments from clients	13.7	8.0
Payment of loans	(150.9)	-
Cash flows (used in) / provided by financing activities	**(137.2)**	**8.0**
Net increase in cash and cash equivalents	**106.4**	**322.0**
Cash and cash equivalents at the begining of year	**335.8**	**672.2**
Cash and cash equivalents at the end of period	**442.2**	**994.2**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Juan Martín Encina
	Name:	Juan Martín Encina
	Title:	Senior Legal Counsel